UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of DECEMBER 2002

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]          Form 40-F [  ]

Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes  [  ]          No [X]

Strategic alliance in Brazil between the Fiat Group and Banco Itaú

The Fiat Group reached an agreement to sell the retail financing business of Banco Fiat, to Banco Itaú S.A., a leading Brazilian financial institution. The sold business includes the Banco Fiat, Fiat Leasing and Fiat Consorcios operations.

The transaction is valued at approximately R$897 million (Euro 256 million). Extraordinary dividends of approximately R$165 million (Euro 47 million) will be distributed by Banco Fiat to Fiat Auto SpA and its brazilian subsidiary Fiasa before the sale is effected.

The services currently offered to customers of Banco Fiat will be guaranteed in the framework of a 10-year agreement.

Thanks to Banco Itaú it will be possible to widen the range of services offered, thereby enabling Fiat to further strengthen its market position in Brazil.

Fiat will retain the “floor plan” and supplier credit business that will be managed by a wholly owned company.

The operation announced today is a further step forward in Fiat’s program to improve its financial situation. Fiat’s consolidated gross debt is expected to be reduced by 800 million Euro and the net financial exposure by 100 million Euro with a capital gain of the same amount.

The transaction is subject to customary conditions and the approval of the Brazilian Central Bank. Merrill Lynch International advised Fiat on this transaction.

Itaú is currently one of the largest Brazilian private banks, with R$ 8.6 billion in shareholders’ equity and R$ 99 billion in assets at the end of 3rd quarter of 2002. The investments outside Brazil of US$ 1.8 billion qualify Itaú as a channel for integration of domestic companies to the international scenario, especially in the USA, Cayman, Europe and Argentina.

“The acquisition represents a key addition to our operations — Banco Fiat will serve as a cornerstone for our further expansion in the retail financing business.”, stated Roberto Setúbal, Banco Itaú’s President. “Banco Fiat and our strategic alliance with FIASA add a new rich dimension to the universe of Itaú’s products, services and solutions that support our existing and new client base. We are absolutely committed to strengthening the already exceptional products and services Banco Fiat provides the Brazilian marketplace.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 4, 2002

FIAT S.p.A.

	BY:	/s/ James J. Kennedy James J. Kennedy Power of Attorney